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FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number 28980

ROYAL STANDARD MINERALS INC.

(Translation of registrant's name into English)

3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.

(Registrant) By:\s\ Roland M. Larsen (Signature)*

Date: September 23, 2004 President & CEO

* Print the name and title of the signing officer under his signature.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion (the “MD&A”) of the financial condition and results of operations of Royal Standard Minerals Inc. (the “Corporation”) constitutes management’s review of the factors that affected the Corporation’s financial and operating performance in the quarter ended July 31, 2004. The MD&A was prepared as of September 13, 2004 and should be read in conjunction with the unaudited financial statements for the second quarter ended July 31, 2004 of the corporation, including the notes thereto. Unless otherwise stated, all amounts discussed herein are denominated in United States dollars.

Overview

The Corporation is currently active in the State of Nevada, with projects in Nye, Elko, Churchill and Lyon Counties, Nevada. The Gold Wedge project can be considered to be an advanced exploration pre-development project that is fully permitted by the Nevada Department of Environmental Protection (NDEP) for a mine and mill. In 2003, the Corporations common shares were traded on the TSX.V symbol RSM and on the US OTC:BB symbol RYSMF. The Corporation completed a C$2.2 million financing in April, 2004.

In 2004, the Corporation has focused upon the Goldwedge proposed deve lopment project located in Nye County, Nevada. The project is located in Nye County, Nevada. Capital for the development of the currently controlled projects and future acquisitions would be envisioned to come from equity and debt financing. The Corporation has been evaluating other investment opportunities in Nevada as part of effort to improve upon the Corporation’s production capacity.

Results of Operations

Expenses which represent the net loss for the second quarter ended July 31, 2004 were $285,021 as compared to $128,206 for the second quarter ended July 31, 2003. The increase of $156,815 in expenses and net loss for the quarter is primarily attributable to, increased operating expenses on the Corporation’s properties. In order to maintain the ongoing activities on the highest priority projects in Nevada, the Corporation will contribute a minimum of $1,200,000 to maintain progress toward the Goldwedge development program in 2004.

The Corporation owns 100% interest in five (5) projects in four (4) gold-silver districts in Nevada. These projects include the Gold Wedge, Nye County, Pinon and Railroad Projects, Elko County, Fondaway Canyon, Churchill County and Como, Lyon County, Nevada. The Goldwedge project represents the most advanced project located in the Manhattan district about eight (8) miles south of the Round Mountain mine and has been issued a mine and mill permit by the Nevada Department of Environmental Protection (NDEP). The Corporation has commenced the construction of a decline to access the deposit underground as a means to complete a feasibility study in 2004. Currently more than 560 feet of decline construction has been completed. At this time, the first crosscut has been initiated. This crosscut is designed to cut all of the gold mineralized zones intersected as part of the surface drilling program at the 6720 level of the deposit. This work will include the collection of a bulk sample to be processed on site possibly during the third quarter, 2004. Expenditures for this segment of the program are expected to cost between $1.1-1.3 million to complete. The decline development will work in conjunction with the initial bulk sampling of the all gold mineralized zones cut at each phase of the development program. With this approach it should be possible to commence a pilot production program during the fourth quarter, 2004.

The Corporation focused its efforts in 2003 on the Pinon and Railroad projects located on the southern portion of the Carlin Trend in Elko County, Nevada. The current land position includes more than 16,000 acres of unpatented, patented and fee leases. Expenditures on this project in 2003 were about $1 million. An additional $100,000 will be invested to complete the mine permit application in 2004. Currently, the RSM is carrying out the initial environmental work toward the achievement of a surface mine and heap leach permits from State and Federal authorities for this property.

Liquidity and Capital Resources

The Corporation’s cash balance as of July 31, 2004 was $1,250,915 compared to $774,381 at July 31, 2003. The large increase in the cash balance is attributable to the completion of a C$2.2 million equity financing in April, 2004. Current assets as at July 31, 2004 were $1,335,122. Total assets as at July 31, 2004 were $3,153,761 representing an increase of $1,179,019 from 2003 due to the addition of the Fondaway Canyon project and additional expenditures on the Corporation’s Pinon-Railroad project. Current liabilities as at July 31, 2004 were $71,656 compared to $86,096 and represent current trade payables.

On a forward going basis equity and debt financings will remain the single major source of cash flow for the Corporation. The primary reason is that current production cash flow is insufficient to allow the Corporation to grow at a rate to increase the necessary production capacity to achieve profitability in the near term. As revenue from operations improve the capital requirement of the Corporation will also improve. However, debt and equity financings will continue to be a source of capital to expand the Corporation’s activities in the future.

The Corporation is authorized to issue an unlimited number of Common Shares of which 42,186,018 are outstanding as at July 31, 2004. As at July 31, 2004 the Corporation had outstanding options to purchase 4,185,000 common shares with exercise prices from C$0.17-0.40 per share and expiration dates ranging from May 2005 to May 2009.

Selected Annual Information

The following selected financial information is derived from the financial statements of the Corporation and should be read in conjunction with such statements, including the notes thereto:

January 31 2004 2003 2002 Statement of Operations

Revenue $0 Administrative Expenses $510,623 Net loss for the year $(516,869) Deficit, beginning of year $(6,822,798) Deficit, end of year $(7,339,667) Earnings (loss) per common share

Basic $(0.02)

Diluted $(0.02)

$0 $10,332 $294,083 $144,690 $(416,803) $295,648 $(6,405,995) $(6,701,643) $(6,822,798) $(6,405,995)

$(0.02) $0.02$(0.02) $0.01

Balance Sheet 2004 2003 2002

Current Assets $273,291 $377,753 $619,968 Interest in Mineral Properties

and Related Deferred $1,291,200 $781,039 $113,078 Exploration Costs Equipment $52,657 $53,688 $0 Current Liabilities ($106,178) ($82,300) ($45,905)

Selected Quarterly Information

The following is a summary of selected financial information of the Corporation for the quarterly periods indicated:

April 30, 2004		July 31, 2004	April 30, 2003	July 31, 2003
Statement of
Operations
Revenue	$0	$0	$0	$0
Expenses	($117,942)	($285,021)	($39,328)	($128,206)
Net Income
(Loss)	($117,942)	($285,021)	($39,328)	($128,206)
Net Income
(Loss) per
Common share
BASIC	($0.00)	($0.01)	($0.00)	($0.00)
DILUTED	($0.00)	($0.01)	($0.00)	($0.00)
Balance Sheet
Current Assets	$1,815,293	$1,335,122	$273,291	$890,381
Interest in
Mineral
Properties and
Related Deferred
Exploration Costs	$1,276,160	$1,773,224	$1,253,444	$1,023,519
Equipment	$49,159	$45,415	$52,656	$60,842
Current
Liabilities	($58,320)	($71,676)	($106,178)	($86,096)

Transactions with Related Parties

The following is a summary of the related party transactions of the Corporation during the financial year ended of the Corporation April 30, 2004:

• There are no related party transactions.

Changes in Accounting Policies

The Corporation has adopted, on a prospective basis, the Black-Scholes option evaluation method of accounting for the value of all stock option awards. Under this method the Corporation recognizes a compensation expense for all stock options awarded since January 1, 2003, based on the value of the options on the date of grant, which is determined by using an option-pricing model. No compensation expense has been recorded for stock options issued before January 1, 2003.

Risk and Uncertainties

At the present time, the Corporation’s viability and potential success lie in its ability to develop, explo it and generate revenue out of its current and future precious metal properties. The Corporation’s ability to acquire and develop it current precious metal properties and any new properties is a function of its ability to raise the necessary capital to pursue the efforts successfully.

The Corporation has limited financial resources and there is no assurance that additional capital will be available to it for further acquisitions, exploration and development of new or existing projects. Although the Corporation has been successful in the past in obtaining financing there is no guarantee that it will be successful in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Corporation with the possible dilution or loss of such interests.

Forward Looking Statements

This MD&A includes certain “forward-looking statements” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation’s businesses, operations, plans and other such matters are forward-looking statements. When used in this MD&A, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operatio ns, actual results of current exploration activities, changes in project parameters as plans continue to be refined unavailability of financing, fluctuations in oil and gas prices and other factors. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results no to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Additional Information

Additional information relating to the Corporation, including the annual information form of the Corporation, can be found on SEDAR at www.sedar.com and on the Corporation’s website at www.royal-standard.com.

Roland M. Larsen President

Heathsville, VA

September 13, 2004